Free Writing Prospectus	Filed Pursuant to Rule 433
Dated June 9, 2014	Registration Statement No. 333-194612

This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus dated June 9, 2014 (the “Revised Preliminary Prospectus”), and to provide you with a hyperlink to the current version of the Registration Statement on Form F-1 (File No. 333-194612) (the “Registration Statement”), which includes the Revised Preliminary Prospectus.

This free writing prospectus relates to the public offering of common shares of Nordic American Offshore Ltd. (the “Company”) and should be read together with the Revised Preliminary Prospectus included in the Registration Statement.

The Registration Statement, including the Revised Preliminary Prospectus, can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1597659/000119312514229606/d692972df1a.htm

In May 2014, the Company entered into a letter of intent, or LOI, with VARD Group AS for the purchase of two additional PSVs that are similar to the Company’s current PSVs, on what we believe to be advantageous terms. If we agree to purchase these LOI PSVs by the LOI’s expiration on June 20, 2014, then we will also have the option to purchase a third PSV, altogether the LOI PSVs, on the same terms, an option which would expire on August 1, 2014. The LOI relates to prospective newbuildings from a yard located in Norway.

We expect that the purchase price of the LOI PSVs will be approximately $43.6 million each. Other than the potential use of the balance of the net proceeds of $11.3 million from the public offering of the Company’s common shares described in the prospectus included in the registration statement on Form F-1 (File No. 333-194612), and a portion of operating cash flow, we plan to finance the acquisition of the LOI PSVs with borrowings under our current credit facility, an increase in the capacity of our current credit facility and possibly through equity offerings or other transactions in the capital markets.

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The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus may be obtained from Morgan Stanley & Co. LLC at 180 Varick Street, Second Floor, New York, New York 10014, Attention: Prospectus Department, Credit Suisse Securities (USA) LLC, Attention: Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010, tel: 1-800-221-1037, email: newyork.prospectus@credit-suisse.com, J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at (866) 803-9204 or DNB Markets, Inc. at 200 Park Avenue, 31st Floor, New York, New York 10166 or by telephone at (212) 681-3800. You may also request a copy of the prospectus and other documents the Company has filed with the SEC by sending an e-mail to ir@nat.bm.